                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549


                              SCHEDULE 13G


                 Under the Securities Exchange Act of 1934

                           (Amendment No. 7)*


                           Aehr Test Systems
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                            (Name of Issuer)


                             Common Stock
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                    (Title of Class of Securities)


                              00760J108
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                           (CUSIP Number)


                                 N/A
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        (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

/ /   Rule 13d-1(b)
/ /   Rule 13d-1(c)
/x/   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G                                                Page 2 of 4

CUSIP No. 00760J108
          ---------

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  (1) Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
       Rhea J. Posedel
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  (2)  Check the Appropriate Box if a Member of a Group (See Instructions)
       (a)  / /  Not Applicable
       (b)  / /
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  (3)  SEC Use Only
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  (4)  Citizenship or Place of Organization   United States
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Number of                  (5)  Sole Voting Power  1,097,246
Shares                     --------------------------------------------
Beneficially               (6)  Shared Voting Power  0
Owned by                   --------------------------------------------
Each                       (7)  Sole Dispositive Power  1,097,246
Reporting                  --------------------------------------------
Person With                (8)  Shared Dispositive Power  0
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  (9)  Aggregate Amount Beneficially Owned by Each Reporting Person
       1,097,246
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 (10)  Check if the Aggregate Amount in Row (9) Excludes Certain
       Shares (See Instructions)  N/A
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 (11)  Percent of Class Represented by Amount in Row (9)  14.4%
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 (12)  Type of Reporting Person (See Instructions)
       IN
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Schedule 13G                                                Page 3 of 4

Item 1.
  (a)  Name of Issuer:
       Aehr Test Systems

  (b)  Address of Issuer's Principal Executive Offices:
       400 Kato Terrace, Fremont, CA 94539

Item 2.
  (a)  Name of Person Filing:   Rhea J. Posedel

  (b)  Address of Principal Business Office or, if none, Residence:
       400 Kato Terrace, Fremont, CA 94539

  (c)  Citizenship:   United States

  (d)  Title of Class of Securities:   Common Stock

  (e)  CUSIP Number:   00760J108

Item 3. If this statement is filed pursuant to Rule 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

  (a)  / /  Broker or Dealer registered under Section 15 of the Act
            (15 U.S.C. 78o).
  (b)  / /  Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
  (c)  / /  Insurance company as defined in Section 3(a)(19) of the Act
            (15 U.S.C. 78c).
  (d) / / Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
  (e)  / /  An investment adviser in accordance with Rule 240.13d-
            1(b)(1)(ii)(E);
  (f) / / An employee benefit plan or endowment fund in accordance with Rule 240.13d-1(b)(1)(ii)(F);
  (g) / / A parent holding company or control person in accordance with Rule 240.13d-1(b)(1)(ii)(G);
  (h) / / A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
  (i) / / A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
  (j)  / /  Group, in accordance with Rule 240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership

  (a)  Amount beneficially owned:  *1,097,246

  (b)  Percent of class:  14.4%

  (c)  Number of shares as to which such person has:

      (i)  Sole power to vote or to direct the vote  1,097,246

     (ii)  Shared power to vote or to direct the vote  0

    (iii)  Sole power to dispose or to direct the disposition of  1,097,246

     (iv)  Shared power to dispose or to direct the disposition of  0

*consists of (i) 944,381 shares held by Rhea Posedel, (ii) 20,000 shares held by Vivian Posedel, (iii) 9,950 shares held by Rhea Posedel as custodian for minor Natalie Diane Posedel and (iv) 122,915 Options exercisable as of 60 days from December 31, 2005.

Schedule 13G                                                Page 4 of 4

Item 5.  Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more
than five percent of the class of securities, check the following   / /.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         Inapplicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         Inapplicable

Item 8.  Identification and Classification of Members of the Group

         Inapplicable

Item 9.  Notice of Dissolution of Group

         Inapplicable

Item 10. Certifications

         Inapplicable


                                SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            February 13, 2006
                                            -----------------------------
                                                        Date


                                            /S/ RHEA J. POSEDEL
                                            -----------------------------
                                                      Signature


                                            Rhea J. Posedel, Individually
                                            -----------------------------
                                                      Name/Title